Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended September 30, 2025

Maroussi, Greece, November 20, 2025 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company”, “we”, “our”, “us” or “Pyxis Tankers”), an international diversified shipping company, today announced unaudited results for the three and nine month periods ended September 30, 2025.

For the three months ended September 30, 2025, our revenues, net, were $9.7 million. For the same period, our time charter equivalent (“TCE”) revenues were $8.9 million, a decrease of $2.7 million, or 23.5%, over the comparable period in 2024. Our net income attributable to common shareholders for the third quarter ended September 30, 2025 was $1.2 million, compared to net income of $3.6 million for the same period in 2024. For the third quarter of 2025, the net income per common share was $0.11 basic and diluted compared to a net income per common share of $0.34 basic and $0.31 diluted for the same period of 2024. Our Adjusted EBITDA for the three months ended September 30, 2025 was $4.2 million, a decrease of $2.5 million over the comparable period in 2024. Please see “Non-GAAP Measures and Definitions” below.

Our Chairman & CEO, Valentios Valentis, commented:

“Improving markets support our results

We reported results for the third fiscal quarter, 2025 with revenues, net of $9.7 million, Adjusted EBITDA of $4.2 million and net income per common share of $0.11. In comparison to 2024 market conditions, recent quarterly results were largely impacted by a $2.7 million decline in TCE revenues.

As 2025 progressed, the product tanker sector has experienced healthier charter rates, supported by resilient global economic activity and continued trade disruptions caused by major armed conflicts and geopolitical conditions. For the quarter ended September 30, 2025, our MR tankers generated an average TCE rate of $21,085 per day, which increased about $400 per day sequentially from the second quarter of 2025, but 29% lower than the exceptional industry conditions of the third quarter of last year. As of November 20, 2025, our MRs were employed at an average estimated TCE of $20,700 per day, with 93% of our MR available days booked in the fourth quarter ending December 31, 2025. Given ongoing market uncertainties caused by unprecedented geopolitical events and moderating macro-economic conditions, we continue to employ our fleet of three modern, eco-efficient MRs under staggered short-term time charters.

In the dry-bulk market, chartering conditions have improved noticeably since the summer of 2025, sustained by worldwide demand for key commodities, led by China. For example, the Baltic Dry Index has risen by 48% from June 30 until November 17, 2025, a solid indicator of better market conditions. For the quarter ended September 30, 2025, our three mid-sized bulkers generated an average daily TCE rate of $13,513 which increased about $700 per day sequentially from the second quarter of 2025, but slightly lower by 2.4% compared to Q3 2024. As of November 20, 2025, our bulkers were employed at an improving average estimated TCE of $17,150 per day, with 78% of available days booked in the fourth quarter ending December 31, 2025. All of our dry-bulk carriers are currently employed under short-term time charters.

Guarded optimism despite various uncertainties

For the near-term, we expect the chartering environment for both product tankers and the dry-bulk carriers to remain firm. Global demand for seaborne cargoes including a broad range of refined petroleum products and dry-bulk commodities is expected to post modest growth through 2026. While worldwide economic activity has shown resilience in the first nine months of 2025, the unpredictable trajectory of tariffs, sanctions and policy shifts may continue to weigh on global trade, contributing to inflationary pressures, increasing unemployment and ongoing dislocation of supply chains. However, surprising positive developments may occur. For example, increasing severe sanctions against Russia by the U.S. and EU as well as damages caused by Ukrainian drone attacks on Russian refineries may further alter cargo volumes and trade routes, re-new the expansion of cargo ton-miles as well as create arbitrage opportunities in various consuming markets. As refinery maintenance programs wind down this fall and we move into the stronger winter season, crack spreads remain healthy. The accelerated return by OPEC+ of another 0.4 million barrels per day (Mb/d) of crude oil production in the fourth quarter, 2025 on top of the return of all of its voluntary cuts of 2.2 Mb/d earlier this year, offer further signs of a well-supplied market.

Historically, demand growth for many refined petroleum products and dry-bulk commodities has been reasonably correlated to global GDP growth. In October, the International Monetary Fund revised its annual global growth forecast to approximately 3.1% through 2026. On the supply side, vessel deliveries are anticipated to increase through 2026 amid continued low scrapping activity. According to Arrow Shipbrokering Group (November 4, 2025), the MR orderbook stood at 294 tankers, or 15.2% of the global fleet, while 319 MRs, or 16.5%, were 20 years of age or older, creating a large pool of scrapping candidates and contributing to a more balanced long-term tanker supply outlook. On the dry-bulk side, fleet growth for the remainder of 2025 and next year is expected to outpace modest demand growth. However, potential scrapping and slow-steaming of a large number of older, less efficient bulkers could potentially mitigate challenging chartering conditions.

Given the high degree of macroeconomic and geopolitical uncertainties, we will continue to maintain a prudent and disciplined approach to operational and financial management. However, we believe there will be compelling growth opportunities in the near future to expand our fleet of mid-sized, modern eco-efficient vessels in both the product tanker and dry-bulk sectors. The closing of debt refinancing of two of our tankers in December 2025 will increase available cash by an incremental $10 million, which combined with our hunting license loan facility of up to $45 million, will enable us to promptly fund the possible acquisition of at least 3 vessels by January, 2027.

Lastly, we believe our current share price does not reflect the value proposition of Pyxis Tankers, let alone the significant operational progress, financial performance as well as future prospects. We continue to trade at a substantial discount to our peers based on standard industry valuation metrics, including price to net asset value. Consequently, the Board of Directors has authorized a new common stock repurchase program of up to $3.0 million through open-market transactions for a period of up to one year.”

Results for the three months ended September 30, 2024 and 2025

Amounts referenced in period–on–period comparisons in this section are derived from the interim consolidated financial statements presented below.

For the three months ended September 30, 2025, we reported revenues, net of $9.7 million, or a 29.7% decrease from $13.8 million in the comparable 2024 period. Our net income attributable to common shareholders was $1.2 million for the three months ended September 30, 2025, compared to a net income attributable to common shareholders of $3.6 million for the same period in 2024. The reported net income per common share was $0.11 basic and diluted, compared to net income per common share of $0.34 basic and $0.31 diluted, for the same period in 2024. The weighted average number of basic and diluted shares reduced to 10.4 million and 10.5 million, respectively, in the three months ended September 30, 2025, mainly due to the common share buyback program which was completed in January, 2025. Operationally, our MR tankers achieved an average TCE rate of $21,085 per day, a 29.3% decline from $29,826 during the three months ended September 30, 2024, reflecting weaker charter rates in the product tanker sector. Our dry-bulk carriers recorded an average daily TCE of $13,513, down 2.4% from $13,841 for the same period last year, due to continued softness in the dry-bulk market. In the third quarter of 2025, 100% of the MR tankers’ revenue was generated under short-term time charters, and similarly the bulk carriers were also employed under short-term time charters. Adjusted EBITDA decreased by $2.5 million to $4.2 million in the third quarter of 2025 from $6.7 million for the same period in 2024.

Results for the nine months ended September 30, 2024 and 2025

Amounts referenced in period–on–period comparisons in this section are derived from the interim consolidated financial statements presented below.

For the nine months ended September 30, 2025, we reported revenues, net of $28.5 million, a decrease of $11.0 million, or 28.0%, from $39.5 million in the comparable period of 2024. Our net loss attributable to common shareholders was $0.04 million, compared to a net income attributable to common shareholders of $12.0 million for the same period in 2024. The reported net loss per common share was $0.00 basic and diluted, compared to net income per common share of $1.14 basic and $1.06 diluted, for the same period in 2024. During the nine months of 2025, our MRs were contracted for 729 days or 89% of their ownership days under short-term time charters, with the remainder employed in the spot voyage market, including 29 idle days. Also, during the same period, our bulkers were contracted under short-term time charters resulting in an overall dry-bulk average daily TCE rate of $13,119. During the nine months ended September 30, 2025, we generated a lower MR daily TCE rate of $21,712 and lower MR fleet utilization of 96.5%, compared to a daily TCE rate of $31,492 and utilization of 98.3% in the same period in 2024. We operated an average of 3 MR tankers in both periods. Our dry-bulk vessels achieved a daily TCE rate of $13,119 and utilization of 88.1% in the nine months of 2025, compared to a daily TCE rate of $16,946 and utilization of 85.3% in the same period of 2024. In 2025, we operated an average of 3 bulk carriers, up from 2.2 in the prior year. Adjusted EBITDA for the nine months ended September 30, 2025 declined by $11.8 million to $8.9 million, compared to $20.7 million in the 2024 period.

Tanker fleet	Three months ended September 30,			Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2024		2025	2024	2025
MR Revenues, net		$9,593	5,932	29,417	18,285
MR Voyage related costs and commissions		(1,480)	(113)	(3,972)	(1,133)
MR Time Charter Equivalent revenues [2]		$8,113	5,819	25,445	17,152

MR Total operating days		272	276	808	790
MR Daily Time Charter Equivalent rate [2]	$/d	29,826	21,085	31,492	21,712
Average number of MR vessels		3.0	3.0	3.0	3.0

Dry-bulk fleet	Three months ended September 30,			Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2024		2025	2024	2025
Dry-bulk Revenues, net [1]		$4,199	3,768	10,090	10,171
Dry-bulk Voyage related costs and commissions [1]		(642)	(660)	(1,465)	(1,211)
Dry-bulk Time Charter Equivalent revenues [1,2]		$3,557	3,108	8,625	8,960

Dry-bulk Total operating days [1]		257	230	509	683
Dry-bulk Daily Time Charter Equivalent rate [1,2]	$/d	13,841	13,513	16,946	13,119
Average number of Dry-bulk vessels [1]		3.0	3.0	2.2	3.0

Total fleet	Three months ended September 30,			Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	2024		2025	2024	2025
Revenues, net [1]		$13,792	9,700	39,507	28,456
Voyage related costs and commissions [1]		(2,121)	(772)	(5,436)	(2,343)
Time Charter Equivalent revenues [1,2]		$11,671	8,928	34,071	26,113

Total operating days [1]		529	506	1,317	1,473
Daily Time Charter Equivalent rate [1,2]	$/d	22,060	17,643	25,870	17,728
Average number of vessels [1,2]		6.0	6.0	5.2	6.0

[1]	a) The dry-bulk “Konkar Asteri” was delivered on February 15, 2024.
b)	The dry-bulk “Konkar Venture” was delivered on June 28, 2024.
[2]	Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended September 30, 2024 and 2025 (Amounts presented in millions U.S. dollars, rounded to the nearest one hundred thousand, unless as otherwise noted)

Amounts referenced in period–on–period comparisons in this section are derived from the interim consolidated financial statements presented below.

Revenues, net: Revenues, net of $9.7 million for the three months ended September 30, 2025, represented a decrease of $4.1 million, or 29.7%, from $13.8 million in the comparable period of 2024. In the third quarter of 2025, our average daily TCE rate for our MR fleet was $21,085, a $8,741 per day decrease from $29,826 for the same period in 2024. This decline in revenues, net, was the result of softer charter rates in comparison to the relatively strong market of 2024. Also, in the most recent quarter, our dry-bulk average daily TCE rate was $13,513, a $328 per day decrease from $13,841 for the same period in 2024. This decrease was the result of slightly lower dry-bulk charter rates and lower utilization to 83.3% in comparison to 93.1% in the same period of 2024. Total fleet ownership days in each of the third quarters of 2025 and 2024 were 552, or an average of 6.0 vessels.

Voyage related costs and commissions: Voyage related costs and commissions of $0.8 million in the third quarter of 2025, represented a decrease of $1.3 million, or 63.6%, from $2.1 million in the same period of 2024. This decline was driven by the absence of spot employment for our MRs in the third quarter in 2025 versus 114 days, including the idle days, in the third quarter of 2024. For our MR tankers, voyage related costs and commissions decreased by $1.4 million, from $1.5 million in the third quarter of 2024 to $0.1 million in the same period of 2025, more than offsetting the impact of the lower utilization of our bulkers from 93.1% in the third quarter of 2024 to 83.3% in the same period of 2025. Under spot voyage charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs.

Vessel operating expenses: Vessel operating expenses were $3.5 million for the three-month period ended September 30, 2025, a decrease of $0.3 million, or 8.1%, from $3.8 million in the same period of 2024. The decrease primarily reflected the timing of certain operating expenses, including maintenance and spares, as well as the absence of non-recurring repairs incurred in the prior year period. Vessel ownership days for the three-month period ended September 30, 2025 and 2024 were 552 days.

General and administrative expenses: General and administrative expenses of $0.8 million for the third quarter of 2025 represented an increase of $0.1 million, from $0.7 million in the same period of 2024. Administrative fees payable to Pyxis Maritime Corp. (“Maritime”), our tanker ship manager, for the third quarter of 2025 also included the prior year 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the three months ended September 30, 2025, management fees charged by Maritime, Konkar Shipping Agencies S.A. (“Konkar Agencies”), our dry-bulk ship manager, both affiliates of Mr. Valentis, and by International Tanker Management Ltd. (“ITM”), the unaffiliated technical manager of our MRs, remained stable at $0.5 million in line with the same period of 2024.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the quarter ended September 30, 2025, represented an increase of $0.1 million compared to the same period in 2024. This increase primarily reflects the higher level of capitalized dry-docking and special survey expenditures for our dry-bulk vessels following the second special surveys performed in 2025. During the first quarter of 2025, “Konkar Venture” successfully completed her second special survey over 22 days. In addition, “Konkar Asteri” commenced her second special survey in the same quarter, with 12 days completed during the first quarter of 2025 and the remaining 10 days concluded in April 2025, resulting in a higher amortizable balance and, consequently, a higher quarterly amortization charge.

Depreciation: Depreciation of $1.9 million for the quarter that ended September 30, 2025, remained unchanged from the same period of 2024.

Interest and finance costs: Interest and finance costs for the quarter ended September 30, 2025, were $1.4 million, representing a decrease of $0.4 million, or 21.2%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower secured overnight financing rate (“SOFR”) based interest rates paid on all the floating rate bank debt.

Interest income: Interest income of $0.5 million received during the quarter ended September 30, 2025, decreased by $0.1 million compared to the same period in 2024, due to lower interest rates on deposits.

Loss attributable to non-controlling interest: Loss attributable to the non-controlling interest (the “NCI”) for the quarter ended September 30, 2025, was $0.025 million, compared to loss of $0.2 million from the same period in 2024. This amount reflects the share of results attributable to the NCI in the joint ventures that own the dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

Management’s Discussion & Analysis of Financial Results for the Nine Months ended September 30, 2024 and 2025 (Amounts presented in millions U.S. dollars, rounded to the nearest one hundred thousand, unless as otherwise noted)

Amounts referenced in period–on–period comparisons in this section are derived from the interim consolidated financial statements presented below.

Revenues, net: Revenues, net were $28.5 million for the nine months ended September 30, 2025, a decrease of $11.1 million, or 28.0%, compared to $39.5 million in the same period of 2024. The decline primarily reflected softer charter market conditions for both MRs and dry-bulk vessels. During the nine months of 2025, our MR average daily TCE rate was $21,712, a $9,780 per day decrease from $31,492 in the comparable strong period of 2024. Operating days for the MR fleet declined to 790 in the nine months of 2025 compared to 808 in the same period of 2024, contributing to lower revenue generation from this segment. By contrast, revenues from our dry-bulk vessels increased slightly compared to previous year, as higher ownership days and improved utilization more than offset the impact of lower market rates. Our dry-bulk average daily TCE rate was $13,119, a $3,827 per day decrease from $16,946 in the corresponding period of 2024; however, dry-bulk utilization increased to 88.1% from 85.3%, and the expansion of our dry-bulk fleet following the acquisitions of “Konkar Asteri” and “Konkar Venture” in February and June 2024, respectively, led to higher dry-bulk revenues. Total fleet ownership days in the nine months of 2025 were 1,638, representing an average of 6.0 vessels, compared to 1,419 ownership days, or an average of 5.2 vessels, in the same period of 2024.

Voyage related costs and commissions: Voyage related costs and commissions of $2.3 million in the nine months ended September 30, 2025, represented a decrease of $3.1 million, or 56.9%, from $5.4 million in the same period of 2024. This decline was primarily driven by the significantly lower spot voyage employment of our MRs from 78 days, including idle days, in the nine-month period in 2025 compared to 364 days in the same period of 2024, as well as higher utilization of our bulkers from 85.3% in the nine-month period in 2024 to 88.1% in the same period of 2025. Under spot voyage charters, voyage expenses are typically borne by us rather than the charterer and therefore reduced spot employment results in lower voyage related costs.

Vessel operating expenses: Vessel operating expenses of $10.4 million for the nine months ended September 30, 2025, represented an increase of $0.5 million, or 5.5%, from $9.9 million in the same period of 2024, primarily reflecting the expansion of our dry-bulk fleet in 2024, which increased vessel ownership days from 1,418 to 1,638. On a total fleet basis, vessel operating expenses per day decreased to $6,365 from $6,951 in the corresponding period of 2024, mainly due to lower Opex per day for our dry-bulk vessels, partially offset by higher Opex per day for our MR tankers.

General and administrative expenses: General and administrative expenses were $5.4 million for the nine months ended September 30, 2025 representing an increase of $3.2 million, compared to $2.2 million in the same period of 2024. The increase primarily reflected a one-off long term prior performance bonus paid to Maritime in 2025. Excluding this non-recurring item, General and administrative expenses were relatively consistent with the prior year period. Administrative fees payable to Maritime also reflect inflationary cost pressures, including the 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the nine months ended September 30, 2025, management fees charged by Maritime, Konkar Agencies and ITM, were $1.4 million, an increase of $0.2 million compared to the same period of 2024. The increase primarily reflected the further expansion of our fleet in the dry-bulk sector as well as inflationary cost pressures, including the application of the 2024 Greek inflation adjustment rate of 2.74% to the fees charged by the two affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the nine months ended September 30, 2025, represented an increase of $0.1 million compared to the same period of 2024. This increase primarily reflects the higher level of capitalized dry-docking and special survey expenditures for our dry-bulk vessels following the second special surveys of “Konkar Venture” and “Konkar Asteri,” which were completed in spring 2025, resulting in a higher amortizable balance and, consequently, a higher amortization charge for the period.

Depreciation: Depreciation of $5.7 million for the nine months ended September 30, 2025, represented an increase of $0.7 million, or 13.3%, compared to $5.0 million in 2024. The increase reflected additional depreciation related to the acquired bulkers “Konkar Asteri” and “Konkar Venture”.

Interest and finance costs: Interest and finance costs for the nine months ended September 30, 2025, were $4.4 million, representing a decrease of $0.5 million, or 10.5%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower SOFR based interest rates paid on all the floating rate bank debt, as well as amendments made in 2024 to two of our loan agreements relating to the “Pyxis Lamda” and the “Pyxis Theta” which reduced interest rate margins.

Interest income: Interest income of $1.3 million received during the nine months ended September 30, 2025, decreased by $0.5 million compared to the same period in 2024, due to lower interest rates on deposits.

Loss attributable to non-controlling interest: Loss attributable to the NCI for the nine months ended September 30, 2025, was $0.2 million, unchanged from the same period of 2024. This amount reflects the share of results attributable to the NCI in the joint ventures that own the bulkers “Konkar Ormi” and “Konkar Venture”.

Interim Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended September 30,
	2024	2025

Revenues, net	$13,792	$9,700

Expenses:
Voyage related costs and commissions	(2,121)	(772)
Vessel operating expenses	(3,765)	(3,460)
General and administrative expenses	(695)	(788)
Management fees, related parties	(340)	(349)
Management fees, other	(133)	(126)
Amortization of special survey costs	(98)	(169)
Depreciation	(1,905)	(1,911)
Allowance for credit losses	—	7
Operating income	4,735	2,132

Other expenses:
Interest and finance costs	(1,825)	(1,438)
Interest income	568	476
Total other expenses, net	(1,257)	(962)

Net income	$3,478	$1,170

Loss attributable to non-controlling interests	234	25
Net income attributable to Pyxis Tankers Inc.	$3,712	$1,195

Dividend on Series A Convertible Preferred Stock	(147)	—
Net income attributable to common shareholders	$3,565	$1,195

Net income per common share, basic	$0.34	$0.11
Net income per common share, diluted	$0.31	$0.11

Weighted average number of common shares, basic	10,572,027	10,413,365
Weighted average number of common shares, diluted	11,927,523	10,485,865

Interim Consolidated Statements of Comprehensive Income/(Loss)

For the nine months ended September 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,
	2024	2025

Revenues, net	$39,507	$28,456

Expenses:
Voyage related costs and commissions	(5,436)	(2,343)
Vessel operating expenses	(9,881)	(10,425)
General and administrative expenses	(2,241)	(5,361)
Management fees, related parties	(838)	(1,035)
Management fees, other	(377)	(377)
Amortization of special survey costs	(292)	(433)
Depreciation	(5,000)	(5,663)
Allowance for credit losses	—	7
Operating income	15,442	2,826

Other expenses, net:
Interest and finance costs	(4,898)	(4,382)
Interest income	1,829	1,333
Total other expenses, net	(3,069)	(3,049)

Net income/(loss)	$12,373	$(223)

Loss attributable to non-controlling interests	181	181
Net income/(loss) attributable to Pyxis Tankers Inc.	$12,554	$(42)

Dividend Series A Convertible Preferred Stock	(530)	—
Net income/(loss) attributable to common shareholders	$12,024	$(42)

Net income/(loss) per common share, basic	$1.14	$(0.00)
Net income/(loss) per common share, diluted	$1.06	$(0.00)

Weighted average number of common shares, basic	10,510,874	10,416,382
Weighted average number of common shares, diluted	11,866,370	10,416,382

Consolidated Balance Sheets

As of December 31, 2024 and September 30, 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	September 30,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,243	$28,903
Short-term investment in time deposits	17,000	14,000
Inventories	1,889	542
Trade accounts receivable, net	5,040	1,277
Prepayments and other current assets	706	226
Insurance claims receivable	245	—
Total current assets	46,123	44,948

FIXED ASSETS, NET:
Vessels, net	140,024	135,182
Advances for vessel additions	170	—
Total fixed assets, net	140,194	135,182

OTHER NON-CURRENT ASSETS:
Restricted cash, non-current	1,350	1,350
Deferred dry-dock and special survey costs, net	1,214	2,278
Total other non-current assets	2,564	3,628
Total assets	$188,881	$183,758

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$7,561	$7,578
Trade accounts payable	2,107	1,741
Due to related parties	973	454
Hire collected in advance	111	2,087
Accrued and other liabilities	1,502	1,236
Total current liabilities	12,254	13,096

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	76,963	71,276
Total non-current liabilities	76,963	71,276

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2024 and at September 30, 2025)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,553,399 shares issued and outstanding as at December 31, 2024 and 10,485,865 at September 30, 2025, respectively)	11	11
Additional paid-in capital	98,035	97,980
Accumulated deficit	(4,670)	(4,712)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	93,376	93,279
Non-controlling interest	6,288	6,107
Total stockholders’ equity	99,664	99,386
Total liabilities and stockholders’ equity	$188,881	$183,758

Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	Nine months ended September 30,
	2024	2025
Cash flows from operating activities:
Net income/(loss)	$12,373	$(223)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	5,000	5,663
Amortization of special survey costs	292	433
Allowance for credit losses	—	(7)
Amortization and write-off of deferred financing costs	177	171
Amortization of restricted common stock grants	26	215
Changes in assets and liabilities:
Inventories	(63)	1,347
Due from/(to) related parties	324	(520)
Trade accounts receivable, net	(4,369)	3,770
Prepayments and other current assets	(345)	480
Deferred dry-dock and special survey costs	(4)	(1,336)
Trade accounts payable	(164)	(527)
Hire collected in advance	(1,173)	1,976
Accrued and other liabilities	479	(266)
Net cash provided by operating activities	$12,553	$11,176
Cash flows from investing activities:
Vessel acquisitions	(44,969)	—
Vessel additions	(24)	(650)
Proceeds from insurance claims	—	245
Short-term investment in time deposits	3,000	3,000
Net cash (used in)/provided by investing activities	$(41,993)	$2,595

Cash flows from financing activities:
Proceeds from long-term debt	31,000	—
Repayment of long-term debt	(5,360)	(5,840)
Contributions from non-controlling interests to joint ventures	5,880	—
Redemption of Series A Convertible Preferred shares	(2,500)	—
Payment of financing costs	(357)	(1)
Preferred dividends paid	(538)	—
Common stock repurchases	(816)	(270)
Deemed dividend from Konkar Venture acquisition	(7,493)	—
Net cash provided by/(used in) financing activities	$19,816	$(6,111)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(9,624)	7,660
Cash and cash equivalents and restricted cash at the beginning of the period	36,339	22,593
Cash and cash equivalents and restricted cash at the end of the period	$26,715	$30,253

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$4,791	$4,282
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Konkar Venture”	1,382	—
Unpaid portion of special survey cost	—	161

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, at September 30, 2025 was $78.9 million. Pursuant to our loan agreements, as of September 30, 2025, we were required to maintain a minimum cash balance of $1.35 million. Total cash and cash equivalents, including the minimum liquidity classified as restricted cash and cash that has been classified as a short-term investment in time deposits, aggregated $44.3 million as of September 30, 2025.

(Amounts in thousands of U.S. dollars)	December 31, 2024	September 30, 2025
Total funded debt, net of deferred financing costs	$84,524	$78,854

Our weighted average interest rate on our total funded debt for the nine months ended September 30, 2025 was 6.67%. At that date, we had short-term interest-bearing investments of $14.0 million. Our next loan maturity is scheduled for December 2026 with a balloon principal payment of $12.2 million due on the 2017-built “Pyxis Lamda”.

On September 30, 2025, we had a total of 10,485,865 common shares issued and outstanding of which Mr. Valentis, our CEO and Chairman, beneficially owned 57.3%, and 1,592,465 outstanding warrants (NASDAQ Cap Mkts: PXSAW), which had an exercise price of $5.60 and thereafter expired on October 13, 2025.

Subsequent Events

On October 13, 2025, the 1,592,465 detachable warrants (formerly NASDAQ Cap Mkts: PXSAW) issued in connection with the Company’s October 13, 2020 public offering expired worthless in accordance with their original terms and ceased to trade on Nasdaq. No common shares were issued and no cash or non-cash proceeds were received by the Company as a result of the expiration. The expiration had no impact on the Company’s share capital or additional paid-in capital.

On November 17, 2025, the Company signed two commitment letters with Alpha Bank, the existing lender to the Eleventhone Corp. (the “Pyxis Lamda”) and the Seventhone Corp. (the “Pyxis Theta”) for the refinancing of both secured loans which have current outstanding balances of $14.37 million and $8.95 million, respectively. The amended loan agreements will mature in 5 years from drawdown which is expected to occur by December 19, 2025. Alpha Bank has agreed to advance levels up to 50% of the current market value of each vessel that should result in the increase of borrowings to approximately $18.6 million for the “Pyxis Lamda” and $14.75 million for the “Pyxis Theta”. It is contemplated that the incremental $9.9 million in net proceeds we receive from these debt refinancing will be used for fleet expansion. Both loans will continue to amortize principal on a quarterly basis and will be priced at reduced interest rate of Term SOFR plus a margin of 1.90%. The closing of the two amended loan agreements will be subject to satisfactory execution of customary loan documentation.

On November 19, 2025, our Board of Directors authorized the repurchase of up to $3.0 million of our common shares. Under this authorization, when in force and available, purchases may be made at our discretion in the form of open market repurchase programs, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods for a period of up to one year. The actual amount and timing of share repurchases are subject to capital availability, our determination that share repurchases are in the best interests of our shareholders, and market conditions.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating items, such as interest income, loss from debt extinguishment, loss from financial derivative instruments and, if any, gain on the sale of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how our management evaluates operating performance. We also believe these non-GAAP measures are useful to management and investors because they highlight trends in our core operating performance and facilitate comparisons of our operating results across periods by excluding the impact of certain items that management does not consider indicative of our ongoing operating performance. Management uses EBITDA and Adjusted EBITDA, among other things, to evaluate the performance of our core operations, to assist in financial and operational decision-making, in preparing our annual operating budgets and forecasts and, in certain cases, in evaluating management performance for compensation purposes. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income, to EBITDA and Adjusted EBITDA:

Reconciliation of Net income/(loss) to EBITDA and Adjusted EBITDA	Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars)	2024	2025	2024	2025

Net income/(loss)	$3,478	$1,170	$12,373	$(223)
Depreciation	1,905	1,911	5,000	5,663
Amortization of special survey costs	98	169	292	433
Interest and finance costs	1,825	1,438	4,898	4,382
EBITDA	$7,306	$4,688	$22,563	$10,255

Interest income	(568)	(476)	(1,829)	(1,333)
Adjusted EBITDA	$6,738	$4,212	$20,734	$8,922

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. We also believe that TCE Revenues and daily TCE provide useful information to investors because they reflect the revenue we retain from voyages after deducting voyage related costs and commissions, thereby facilitating comparisons of our revenue performance across periods and against other companies, irrespective of differences in charter types, trading patterns and voyage expenses. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not recognized measurements under U.S. GAAP.

Vessel operating expenses (“Opex”) represent the costs we incur to operate our vessels, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes, as well as repairs and maintenance. Opex per day represents vessel operating expenses divided by the ownership days in the applicable period. We monitor both total Opex and Opex per day to assess and compare the underlying operating cost efficiency of our fleet across periods and vessels.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning for such reasons. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex per day, Utilization and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for revenues, net and net income. Our presentation of EBITDA, Adjusted EBITDA, Opex, Opex per day and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

(Amounts in U.S. dollars per day)		Three months ended September 30,		Nine months ended September 30,
		2024	2025	2024	2025
Tanker Fleet:
Eco-Efficient MR2
(2025: 3 vessels)	Daily TCE :	29,826	21,085	31,492	21,712
(2024: 3 vessels)	Opex per day:	7,228	7,266	7,193	7,369
	Utilization % :	98.6%	100.0%	98.3%	96.5%
Average number of MR vessels *		3.0	3.0	3.0	3.0

Dry-bulk Fleet:
(2025: 3 vessels) *	Daily TCE :	13,841	13,513	16,946	13,119
(2024: 2 vessels) *	Opex per day:	6,417	5,271	6,617	5,360
	Utilization % :	93.1%	83.3%	85.3%	88.1%
Average number of Dry-bulk vessels *		3.0	3.0	2.2	3.0

Total Fleet:
(2025: 6 vessels) *	Daily TCE :	22,060	17,643	25,870	17,728
(2024: 5 vessels) *	Opex per day:	6,824	6,268	6,951	6,365
	Utilization % :	95.8%	91.7%	92.8%	92.4%
Average number of vessels *		6.0	6.0	5.2	6.0

As of November 20, 2025, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2024 and 2025, the vessels in our fleet were employed under time and spot voyage charters.

*	a) The dry-bulk “Konkar Asteri” was delivered to our joint venture on February 15, 2024.
b) The dry-bulk “Konkar Venture” was delivered to our joint venture on June 28, 2024.

Company Presentation

A presentation of our results is available on our website (https://www.pyxistankers.com). However, none of the information contained on our website is incorporated into or forms a part of this report.

Pyxis Tankers Fleet (as of November 20, 2025)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep 2026
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug 2026
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	22,500	Dec 2025
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	16,000	Dec 2025
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	19,000	Dec 2025
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.
3.	“Pyxis Theta” is fixed on a time charter for 12 months -/+ 30 days, at $22,000 per day.
4.	“Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.
5.	“Konkar Ormi” is fixed on a time charter for 40–45 days, at $22,500 per day, plus $225K for ballast bonus.
6.	“Konkar Asteri” is fixed on a time charter for 90–105 days, at $16,000 per day.
7.	“Konkar Venture” is fixed on a time charter for 20–30 days, at $19,000 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: https://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the conflicts in the Middle East and the Red Sea region, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at https://www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.